Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
December 27, 2007
VIA FACSIMILE AND THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dana Brown
Re:	Atlas Acquisition Holdings Corp. Registration Statement on Form S-1 File No. 333-146368
Ladies and Gentlemen:
     We express our appreciation for your review of Amendment No. 2 to the Registration Statement on Form S-1 of Atlas Acquisition Holdings Corp., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 13, 2007. In conjunction with these responses, the Company is filing Amendment No. 3 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold, italicized type.
Risk Factors, page 21
1.	SEC Comment: Your statement that immediately after this offering, assuming no exercise of the underwriter’s over-allotment option and reserving for issuance of shares upon full exercise of all outstanding warrants, there will be 275,000,000 authorized but issued shares available for issuance appears to be inconsistent with the fact that there are currently 5,750,000 shares outstanding, 750,000 shares will be forfeited if the over-allotment option is not exercised, 20,000,000 units will be issued which include 1 share of common stock and 1 warrant that converts to common stock and 5,000,000 insider warrants that convert to common stock which would equate to approximately 250,000,000 shares available for issuance. Please clarify and revise.
Company Response: Pursuant to your request, the Company has revised the disclosure under “Risk Factors” to clarify that there will be 249,200,000 authorized but unissued shares of the Company’s common stock available for issuance.
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Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax. 602.445.8100

Securities and Exchange Commission
December 27, 2007

     Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comment.
     The Company acknowledges your references regarding requesting acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s response, please do not hesitate to contact me at (602) 445-8322 or Alan Annex of our office at (212) 801-9323.

Sincerely,
/s/ Brian H. Blaney

Brian H. Blaney
For the Firm

BHB:ksl
cc:	James N. Hauslein (w/encl.) Gaurav V. Burman (w/encl.)
Greenberg Traurig, LLP